June 16, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall
Re:	Concho Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-33615
Dear Mr. Schwall:
Concho Resources Inc. acknowledges receipt of the letter dated June 9, 2010 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than July 9, 2010.

Securities and Exchange Commission
June 16, 2010

     Please direct any questions or comments regarding the foregoing to me at (432) 683-7443 or W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Sincerely, Concho Resources Inc.
By:	/s/ Darin G. Holderness
Darin G. Holderness
Vice President, Chief Financial Officer and Treasurer

cc:	W. Matthew Strock, Vinson & Elkins L.L.P. T. Mark Kelly, Vinson & Elkins L.L.P.